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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. )


                                    TOO, INC.
                                (Name of Issuer)


     COMMON STOCK, PAR VALUE $0.01 PER SHARE                   890333-10-7
         (Title of class of securities)                       (CUSIP number)


                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 AUGUST 18, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

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NY2:\799598\04\H4Z204!.DOC\80808.0004

-----------------------------------------------------------------                ----------------------------------------------
CUSIP No. 890333-10-7                                                  13D                                              Page 2
-----------------------------------------------------------------                ----------------------------------------------

----------------- ----------------------------------------------- -------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Leslie H. Wexner
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                       (B) [X]
----------------- -------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
----------------- -------------------------------------------------------------- ----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          United States

--------------------------- ------ --------------------------------------------- ----------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            5,692,630
          SHARES
                            ------ --------------------------------------------- ----------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                           865,490
         OWNED BY
                            ------ --------------------------------------------- ----------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       5,770,202
        REPORTING
                            ------ --------------------------------------------- ----------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                      865,490

----------------- -------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  6,635,692

----------------- -------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [X]

----------------- -------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.6%

----------------- ----------------------------------------------- -------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- -------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!
-----------------------------------------------------------------                ----------------------------------------------

-----------------------------------------------------------------                ----------------------------------------------
CUSIP No. 890333-10-7                                                  13D                                              Page 3
-----------------------------------------------------------------                ----------------------------------------------

----------------- ----------------------------------------------- -------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                        The Wexner Foundation
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  23-7320631
----------------- -------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                       (B) [X]
----------------- -------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
----------------- -------------------------------------------------------------- ----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------- -------- --------------------------------------------- ----------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER:                            101,189
         SHARES
                          -------- --------------------------------------------- ----------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                              -0-
        OWNED BY
                          -------- --------------------------------------------- ----------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:                       101,189
       REPORTING
                          -------- --------------------------------------------- ----------------------------------------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER:                         -0-

----------------- -------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   101,189

----------------- -------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

----------------- -------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.3%

----------------- ----------------------------------------------- -------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!


-----------------------------------------------------------------                ----------------------------------------------
CUSIP No. 890333-10-7                                                  13D                                              Page 4
-----------------------------------------------------------------                ----------------------------------------------

----------------- ----------------------------------------------- -------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                        Health and Science Interests II
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  13-7022662
----------------- -------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                       (B) [X]
----------------- -------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
----------------- -------------------------------------------------------------- ----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

--------------------------- ------ --------------------------------------------- ----------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                              50,001
          SHARES
                            ------ --------------------------------------------- ----------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                              -0-
         OWNED BY
                            ------ --------------------------------------------- ----------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                         50,001
        REPORTING
                            ------ --------------------------------------------- ----------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                          -0-

----------------- -------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   50,001

----------------- -------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

----------------- -------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.2%

----------------- ----------------------------------------------- -------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------                ----------------------------------------------
CUSIP No. 890333-10-7                                                  13D                                              Page 5
-----------------------------------------------------------------                ----------------------------------------------

----------------- ----------------------------------------------- -------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                        The Wexner Children's Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                       (B) [X]
----------------- -------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
----------------- ----------------------------------------------------------------- -------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                             Ohio

------------------------------- -------- ------------------------------------------ -------------------------------------------
          NUMBER OF                7     SOLE VOTING POWER:                         2,678,576
            SHARES
                                -------- ------------------------------------------ -------------------------------------------
         BENEFICIALLY              8     SHARED VOTING POWER:                           -0-
           OWNED BY
                                -------- ------------------------------------------ -------------------------------------------
             EACH                  9     SOLE DISPOSITIVE POWER:                     2,678,576
          REPORTING
                                -------- ------------------------------------------ -------------------------------------------
         PERSON WITH              10     SHARED DISPOSITIVE POWER:                       -0-

----------------- -------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   2,678,576

----------------- -------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

----------------- -------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.7%

----------------- ----------------------------------------------- -------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------                ----------------------------------------------
CUSIP No. 890333-10-7                                                  13D                                              Page 6
-----------------------------------------------------------------                ----------------------------------------------

----------------- ----------------------------------------------- -------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Harry, Hannah, David and Sarah Wexner Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):    13-7174197
----------------- -------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                       (B) [X]
----------------- -------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ----------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
----------------- -------------------------------------------------------------- ----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- ----------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                          714,300
            SHARES
                                ------ ----------------------------------------- ----------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                          -0-
           OWNED BY
                                ------ ----------------------------------------- ----------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                     714,300
          REPORTING
                                ------ ----------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                      -0-

----------------- -------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  714,300

----------------- -------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

----------------- -------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.3%

----------------- ----------------------------------------------- -------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.         Security and Issuer.

                     The title and class of equity security to which this Statement on Schedule 13D relates is the common stock, par value $0.01 per share ("Common Stock"), of Too, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 3885 Morse Road, Columbus, Ohio 43219.

Item 2.         Identity and Background.

                     This statement is being filed by Leslie H. Wexner ("Leslie Wexner" or "Mr. Wexner"), for and on behalf of himself, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, and the Harry, Hannah, David and Sarah Wexner Trust. The foregoing are referred to herein collectively as the "Reporting Persons". An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as
Exhibit 1.

                     Leslie H. Wexner. The business address of Mr. Wexner is The Limited, Inc., Three Limited Parkway, Columbus, Ohio 43216. Mr. Wexner is the Chairman of the Board of Directors, President and Chief Executive Officer of The Limited, Inc. The Limited is principally engaged in the purchase, distribution and sale of women's, men's and children's apparel, women's intimate apparel, personal care products, and a wide variety of sporting goods. The address of The Limited is Three Limited Parkway, Columbus, Ohio 43216. Mr. Wexner is also the Chairman of the Board of Directors and Chief Executive Officer of Intimate Brands, Inc. Intimate Brands is principally engaged in the purchase, distribution and sale of intimate and other women's apparel and personal care products. The address of Intimate Brands is Three Limited Parkway, Columbus, Ohio 43216. Mr. Wexner is a citizen of the United States of America.

                     The Wexner Foundation. The Wexner Foundation is a not-for-profit corporation organized under the law of the State of Ohio. The address of its principal business and office is 158 West Main Street, P.O. Box 668, New Albany, Ohio 43054. It is a tax exempt charitable foundation within the meaning of Section 501(c)(3) of the Internal Revenue Code of 1986. Leslie H. Wexner and Jeffrey E. Epstein serve as trustees of the foundation.

                     Health and Science Interests II. Health and Science Interests II is a trust organized under the law of the State of Ohio. The address of its principal office is c/o Jeffrey E. Epstein, Trustee, Financial Trust Company, Inc., American Yacht Harbor, Red Hook (Quarter), United States Virgin Islands 00802. Leslie H. Wexner and Jeffrey E. Epstein serve as trustees of the trust.

                     The Wexner Children's Trust. The Wexner Children's Trust is a trust organized under the law of the State of Ohio. The address of its principal office is c/o Leslie H. Wexner, Trustee, The Limited, Inc., Three Limited Parkway, Columbus, Ohio 43216. Leslie H. Wexner is the sole trustee of the trust.

                     Harry, Hannah, David and Sarah Wexner Trust. The Harry, Hannah, David and Sarah Wexner Trust is a trust organized under the law of the State of Ohio. The address of its principal office is c/o Jeffrey E. Epstein, Trustee, Financial Trust Company, Inc., American Yacht Harbor, Red Hook

(Quarter), United States Virgin Islands 00802. Leslie H. Wexner and Jeffrey E. Epstein serve as trustees of the trust.

                     Jeffrey E. Epstein. The business address of Mr. Epstein is Financial Trust Company, Inc., American Yacht Harbor, Red Hook (Quarter), United States Virgin Islands 00802. Mr. Epstein is a financial consultant. Financial Trust Company, Inc. is principally engaged in providing financial consulting services. The address of Financial Trust Company, Inc. is American Yacht Harbor, Red Hook (Quarter), United States Virgin Islands 00802. Mr. Epstein is a citizen of the United States of America.

                     During the last five years none of the Reporting Persons, nor, to the best of their knowledge, Jeffrey E.
Epstein, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 3.         Source and Amount of Funds or Other Consideration.

                     The response to Item 4 hereof is incorporated herein by reference.


Item 4.         Purpose of Transaction.

                     The Reporting Persons acquired the shares of Common Stock on August 23, 1999, as a result of the spin-off by The Limited, Inc. to its common stockholders of one share of the Company's Common Stock for every seven shares of The Limited's common stock owned of record on August 11, 1999. At such time, the Reporting Persons were beneficial owners of shares of common stock of The Limited, Inc. and therefore were entitled to receive shares of Common Stock upon the effectiveness of the spin-off. To the Reporting Persons' knowledge, the Company's Registration Statement on Form 10 (No. 1-14987) was declared effective by the Securities and Exchange Commission on August 18, 1999.

                     The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

                     Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

                     (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of August 18, 1999, the Reporting Persons beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 30,673,725, being based on the number of shares outstanding as of the close of business on August 23, 1999, the date of the spin-off, and orally disclosed by the Company to the Reporting Persons):

                                                                                                  Percent
             Person                                         Number of Shares                     of Class
             ------                                         ----------------                     --------
1.   Leslie H. Wexner                                       6,635,692 (1)(2)(3)(4)(5)              21.6%
2.   The Wexner Foundation                                    101,189 (1)                           0.3%
3.   Health and Science Interests II                           50,001 (2)                           0.2%
4.   The Wexner Children's Trust                            2,678,576 (4)                           8.7%
5.   Harry, Hannah, David and Sarah Wexner Trust              714,300 (5)                           2.3%


           ------------------------------

(1) Power to vote or direct the disposition of the 101,189 shares held by The Wexner Foundation may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as the trustees of The Wexner Foundation. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of the shares held by The Wexner Foundation.

(2) Power to vote or direct the disposition of the 50,001 shares held by Health and Science Interests II may be deemed to be shared by Leslie
           H. Wexner and Jeffrey E. Epstein as trustees thereof. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of shares held by Health and Science Interests II.

(3) Includes 77,572 shares held in The Limited, Inc. Savings and Retirement Plan for Mr. Wexner's account (based on the number of shares of common stock of The Limited, Inc. in the account as of June 30, 1999) over which he exercises dispositive but not voting control. Excludes 125 shares held directly by Abigail S. Wexner, Mr. Wexner's wife, and 28,571 shares held in a trust of which Ms. Wexner is a beneficiary, as to which Mr. Wexner disclaims beneficial ownership.

(4) Power to vote or direct the disposition of the 2,678,576 shares held by Leslie H. Wexner as the sole trustee of The Wexner Children's Trust.

(5) Power to vote or direct the disposition of the 714,300 shares held by the Harry, Hannah, David and Sarah Wexner Trust may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as trustees of such trust.

                     (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

                     (c) Except for the transaction described in Item 4 hereof, none of the Reporting Persons has effected any transactions in the Common Stock of the Company during the past 60 days.

                     (d), (e): Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                     The response to Item 2 hereof is incorporated herein by reference.


Item 7.         Materials to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, Harry, and the Hannah, David and Sarah Wexner Trust, dated August 27, 1999.

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 27, 1999
                                      Leslie H. Wexner
                                      ----------------------------------------
                                      Leslie H. Wexner



                                      THE WEXNER FOUNDATION

                                      By: Darren K. Indyke
                                          ------------------------------------
                                          Darren K. Indyke, Secretary



                                      HEALTH AND SCIENCE INTERESTS II

                                      By: Jeffrey E. Epstein
                                          ------------------------------------
                                          Jeffrey E. Epstein, Trustee



                                      THE WEXNER CHILDREN'S TRUST

                                      By: Leslie H. Wexner
                                          ------------------------------------
                                          Leslie H. Wexner, Trustee



                                      HARRY, HANNAH, DAVID AND
                                       SARAH WEXNER TRUST

                                      By: Jeffrey E. Epstein
                                          ------------------------------------
                                          Jeffrey E. Epstein, Trustee

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, the Harry, Hannah, David and Sarah Wexner Trust, dated August 27, 1999.